                        TREASURE MOUNTAIN HOLDINGS, INC.
                               13-01 POLLITT DRIVE
                           FAIR LAWN, NEW JERSEY 07410



March 17, 2005


VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:   Treasure Mountain Holdings, Inc.
      File No. 333-120411
      Registration Statement on Form SB-2

      File No. 0-32741
      Preliminary Proxy Statement filed on Schedule 14A
      Amendment No. 4 to Preliminary Proxy Statement

      Vyteris Holdings, Inc.
      File No. 333-120435
      Registration Statement on Form SB-2

Dear Ladies and Gentlemen:

Enclosed for filing on behalf of Treasure Mountain Holdings, Inc. (the "Registrant") is (i) Amendment No. 4 (the "Proxy Amendment") to the Registrant's proxy statement with respect to its upcoming special meeting of stockholders (the "Proxy Statement").

Many of the Staff's comments in the letter dated March 2, 2005 apply both to the Proxy Statement and to the Registrant's Registration Statement on Form SB-2 (the "Registration Statement"). To the extent that the Staff's comments apply to both the Proxy Statement and the Registration Statement, the revised language in the enclosed Proxy Amendment will also be reflected in the revised filing of the Registration Statement and the comments below will also apply.

Certain of the Staff's comments do not apply to the Proxy Statement. In those instances, we have indicated in this letter how we expect to respond to those issues when Treasure Mountain files the amended Registration Statement.

Set forth in bold below are the Staff's comments, as reflected in the Staff's letter dated March 2, 2005. The Registrant's response is set forth below each comment. We will send to the Staff, by overnight courier, courtesy copies of this letter and the Proxy Amendment.

Treasure Mountain Holdings, Inc.
March 17, 2005
Page 2


1. WE REPEAT OUR PREVIOUS COMMENT ONE. WE NOTE THAT THE COMPANY HAS REMOVED VYTERIS HOLDINGS, INC. AS A FILER ON THE REGISTRATION STATEMENT. PLEASE FILE ON EDGAR A REQUEST FOR WITHDRAWAL FOR THE REGISTRATION STATEMENT OF VYTERIS HOLDINGS, INC., FILE NO. 333-120435. SEE RULE 477 OF REGULATION C OF THE SECURITIES ACT OF 1933.

        COMPANY RESPONSE: We have filed on EDGAR a request for withdrawal for the registration statement of Vyteris Holdings, Inc., File Number 333-120435. This request has been made pursuant to Rule 477.

2. PLEASE FILE YOUR RESPONSE AND ALL CORRESPONDENCE ON EDGAR. SEE RULE 101 OF REGULATION S-T OF THE SECURITIES ACT OF 1933.

        COMPANY RESPONSE: This letter and all future correspondence will be filed on EDGAR.

3. WE AWAIT YOUR RESPONSE TO PREVIOUS COMMENT 22. IT APPEARS TO US THAT TREASURE MOUNTAIN'S REPORTING STATUS WOULD NEED TO BE CLARIFIED BEFORE WE ARE ABLE TO CLEAR THE PRELIMINARY PROXY AS SCHEDULE 14A REQUIRES DIFFERENT INFORMATION FOR REGISTRANTS THAT ARE NOT SMALL BUSINESS ISSUERS.

        COMPANY RESPONSE: Spencer Trask Specialty Group, LLC ("STSG"), our controlling shareholder, has certified to us that its gross revenues in 2003 were less than $25 million. STSG has also certified to us that the aggregate gross revenues of STSG and its beneficial owners, Spencer Trask Investment Partners, LLC and the Kimberlin Family 1998 Irrevocable Family Trust, were also less than $25 million in 2003.

PROSPECTUS COVER PAGE

4. PLEASE REMOVE THE WORDS "DEEMED TO BE" PRIOR TO "UNDERWRITERS" IN THE FIFTH PARAGRAPH. PLEASE REMOVE SIMILAR DISCLOSURE IN THE DISTRIBUTION SECTION.

        COMPANY RESPONSE: The Registration Statement will be revised as requested.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW OF VYTERIS

5. WE REPEAT IN PART OUR PREVIOUS COMMENTS 18 AND 19. IN THIS SECTION OR THE BUSINESS SECTION, PLEASE DESCRIBE THE PRINCIPAL TERMS OF THE AGREEMENTS BETWEEN THE COMPANY AND B. BRAUN AND FERRING. PLEASE INCLUDE THE FEE ARRANGEMENTS UNDER THE AGREEMENTS, FOR EXAMPLE.

        COMPANY RESPONSE: The Registration Statement will be revised in the manner described in the Registrant's letter to the Staff dated March 8, 2005 relating to the confidential

Treasure Mountain Holdings, Inc.
March 17, 2005
Page 3


        treatment of certain portions of these agreements. The Proxy Statement has been revised in that manner.

6. PROJECTIONS MAY BE INCLUDED IN DISCLOSURE WHERE THEY ARE BASED ON REASONABLE ASSUMPTIONS WHICH ARE SUMMARIZED IN THE DISCLOSURE. PLEASE SUPPLEMENTALLY DISCUSS THE REASONABLE ASSUMPTIONS UNDERLYING YOUR PROJECTIONS WITH A VIEW TO DISCLOSURE, OR REMOVE THE PROJECTIONS FROM THE DISCLOSURE.

        COMPANY RESPONSE: We have removed the projections from the Proxy Statement and will make conforming changes when we file the amended Registration Statement.

LIQUIDITY AND CAPITAL RESOURCES

7. PLEASE RECONCILE THE DISCLOSURE IN THIS SECTION REGARDING THE WORKING CAPITAL FACILITY WITH THE DISCLOSURE IN THE "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" SECTION.

        COMPANY RESPONSE: The disclosure regarding the Working Capital Facility contained in the "Certain Relationships and Related Transactions" section will be modified to reflect the same disclosure as that contained in the "Liquidity and Capital Resources" section.

MANAGEMENT

BOARD OF DIRECTORS

8. FOR PATRICK G. LEPORE, PLEASE DESCRIBE ALL EMPLOYMENT DURING THE PAST FIVE YEARS. SEE ITEM 401(A)(4) OF REGULATION S-B. IN THE DESCRIPTION, PLEASE INCLUDE THE NAME AND BUSINESS OF THE PERSON'S EMPLOYER, BEGINNING AND ENDING DATES OF EMPLOYMENT, AND THE POSITIONS HELD. PLEASE INCLUDE ALL CURRENT POSITIONS WITH OTHER COMPANIES.

        COMPANY RESPONSE: The Registration Statement will be revised as requested.

EXECUTIVE COMPENSATION

9.      PLEASE UPDATE THIS SECTION. SEE ITEM 402 OF REGULATION S-B.

        COMPANY RESPONSE: The disclosure contained in the executive compensation section has been updated and will now be as of the last completed fiscal year.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

10. IN REGARD TO THE DEBT FINANCING TRANSACTIONS, PLEASE NAME THE RELATED PARTIES TO STSG.

        COMPANY RESPONSE: The Registration Statement will be revised as requested.

Treasure Mountain Holdings, Inc.
March 17, 2005
Page 4


11. PLEASE DISCLOSE THE RELATED PARTIES OF SPENCER TRASK THAT RECEIVED THE COMMON STOCK IN CONNECTION WITH THE WORKING CAPITAL FACILITY. IN ADDITION, PLEASE DISCUSS WHETHER THE RELATED PARTIES WILL RECEIVE A COMMON STOCK PURCHASE WARRANT WHEN THE COMPANY BORROWS MONEY UNDER THE WORKING CAPITAL FACILITY.

        COMPANY RESPONSE: All of the shares of common stock issued in connection with the Working Capital Facility were issued to STSG. Pursuant to the terms of the Working Capital Facility, STSG has agreed to provide us (or at its option, to cause a related party to provide us) with up to $5.0 million in working capital loans in the form of 11.5% secured demand promissory notes. Each time funds are loaned to us under the Working Capital Facility, we will issue to the lender a common stock purchase warrant based on the amount of funds loaned. The Registration Statement will be revised to reflect the foregoing.

SELLING STOCKHOLDERS

12. WE NOTE THAT THE DATE OF THE PERCENTAGE OWNERSHIP DATA IS AS OF OCTOBER 31, 2004. PLEASE UPDATE.

        COMPANY RESPONSE: The percentage ownership data has been updated as requested and the information presented will now be as of February 28, 2005.

PLAN OF DISTRIBUTION

13. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT 24 AND REISSUE THE COMMENT. IF A SELLING SHAREHOLDER IS A BROKER-DEALER, TELL US WHETHER THE SELLING SHAREHOLDER ACQUIRED ITS SECURITIES AS COMPENSATION FOR UNDERWRITING ACTIVITIES. UNLESS A BROKER-DEALER ACQUIRED THE SECURITIES AS COMPENSATION FOR UNDERWRITING ACTIVITIES, YOU MUST IDENTIFY THE BROKER-DEALER AS AN UNDERWRITER IN THE PROSPECTUS. PLEASE ADVISE SUPPLEMENTALLY WHETHER ANY OTHER SELLING SHAREHOLDERS ARE BROKER-DEALERS.

        COMPANY RESPONSE: We have asked each of the selling shareholders to disclose whether he, she or it is a broker dealer. All selling shareholders that have indicated that they are broker dealers will be listed as such in the plan of distribution.

OTHER REGULATORY

14. THE FINANCIAL STATEMENTS INCLUDED IN THE REGISTRATION STATEMENT AND THE PRELIMINARY PROXY STATEMENT SHOULD BE CURRENT AT THE EFFECTIVE DATE OR MAILING DATE. PLEASE REVISE TO INCLUDE THE AUDITED FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 TO COMPLY WITH ITEM 310(G) OF REGULATION S-B, AND PROVIDE CURRENT CONSENTS OF THE INDEPENDENT ACCOUNTANTS IN ANY AMENDMENT.

        COMPANY RESPONSE: The Proxy Amendment and the SB-2 Amendment have each been revised to include audited financial statements for the fiscal year ended December 31, 2004.

Treasure Mountain Holdings, Inc.
March 17, 2005
Page 5


        A current consent of Ernst & Young, LLP will be filed as Exhibit 23.1 to the Registration Statement.

EXCHANGE ACT REPORTS

15. AS APPROPRIATE, PLEASE REVISE THESE REPORTS TO COMPLY WITH THE ABOVE COMMENTS ON THE FORM SB-2.

        COMPANY RESPONSE: We will do so.

PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A

16. AS APPROPRIATE, PLEASE REVISE THE DISCLOSURE IN THE PROXY STATEMENT TO COMPLY WITH THE ABOVE COMMENTS ON THE FORM SB-2.

        COMPANY RESPONSE: The Proxy Statement has been revised as requested.

                                      * * *

Treasure Mountain Holdings, Inc.
March 17, 2005
Page 6


If you have any questions regarding the foregoing or the amendments, please call Peter Ehrenberg at 973.597.2500. Thank you.

Very truly yours,

TREASURE MOUNTAIN HOLDINGS, INC.


By: /s/ Michael McGuinness
   ---------------------------------------------
    Michael McGuinness, Chief Financial Officer

cc:    Peter H. Ehrenberg, Esq.
       Mr. Vernon Moore (via Federal Express)
       Mr. Hugh West (via Federal Express)
       Mr. Thomas Kluck (via Federal Express)
       Mr. John Reynolds (via Federal Express)